Exhibit (a)(5)(C)

ReachLocal, Inc.

21700 Oxnard Street, Suite 1600

Woodland Hills, CA 91367

July 14, 2016

Dear Stockholder:

We are pleased to inform you that, on June 27, 2016, ReachLocal, Inc. (“ReachLocal”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Gannett Co., Inc. (“Parent”) and Raptor Merger Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on July 11, 2016 a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.00001 per share (the “Company Shares”), other than any Company Shares held by Parent or Purchaser, at a price per Company Share of $4.60, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into ReachLocal, with ReachLocal surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Company Share then outstanding (other than any Company Shares (i) owned by Parent, Purchaser or ReachLocal or any direct or indirect subsidiary of Parent, Purchaser or ReachLocal, (ii) irrevocably accepted for purchase pursuant to the Offer or (iii) owned by holders who have properly and validly perfected appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.  It is expected that no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of ReachLocal will be required in connection with the Merger.

The Board of Directors of ReachLocal (the “ReachLocal Board”) unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of ReachLocal and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger be effected as soon as practicable following the acceptance time of the Offer without a vote of ReachLocal’s stockholders pursuant to Section 251(h) of the Delaware General Corporation Law; and (iv) resolved to recommend that ReachLocal’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.  Accordingly, and for the other reasons described in more detail in the enclosed copy of ReachLocal’s Solicitation/Recommendation Statement on Schedule 14D-9, the ReachLocal Board

recommends that ReachLocal’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Accompanying this letter is a copy of ReachLocal’s Solicitation/Recommendation Statement on Schedule 14D-9.  We urge you to read the enclosed materials carefully, together with (i) Purchaser’s Offer to Purchase, dated July 11, 2016, which sets forth the terms and conditions of the Offer and (ii) a Letter of Transmittal containing instructions as to how to tender your Company Shares into the Offer, which have been separately mailed to you.  The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Friday, August 5, 2016, unless extended.

Sincerely,

Sharon Rowlands
Chief Executive Officer